EXHIBIT 99.1

Equinox Gold to Announce Third Quarter 2020 Financial Results on November 9, 2020

VANCOUVER, BC, Oct. 29, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) will announce its financial and operating results for the three and nine months ended September 30, 2020 on Monday, November 9, 2020 before market open. A live conference call and webcast will commence at 8:00 am PT (11:00 am ET), providing the opportunity for analysts and investors to ask questions of Equinox Gold's executive team.

Conference call	Toll-free in U.S. and Canada: 1-800-319-4610
International callers: +1 604-638-5340

Webcast	www.equinoxgold.com

The webcast will be archived on Equinox Gold's website until May 9, 2021.

View original content:http://www.prnewswire.com/news-releases/equinox-gold-to-announce-third-quarter-2020-financial-results-on-november-9-2020-301163257.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/October2020/29/c2861.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 13:48e 29-OCT-20